11015684

SECU[...] [...]SION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC Mail Processing Section
FEB 22 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50630

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kalos Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3780 Mansell Rd., Ste 150
(No and Street)

Alpharetta (City) GA (State) 30022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol Wildermuth 678-356-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smith & Howard
(Name – *if individual, state last, first, middle name*)

171 17th Street, N.W., Ste. 900 (Address) Atlanta (City) GA (State) 30363 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carol Wildermuth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kalos Capital, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO

Title

AMANDA COETZEE
MY COMMISSION EXPIRES
MAY 25 2012
FORSYTH CO. GEORGIA
NOTARY PUBLIC

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

110

KALOS CAPITAL, INC.

FINANCIAL STATEMENTS
and
SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2010

with
INDEPENDENT AUDITORS' REPORT

SMITH & HOWARD

Certified Public Accountants and Advisers

KALOS CAPITAL, INC.

FINANCIAL STATEMENTS
and
SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2010

with
INDEPENDENT AUDITORS' REPORT

TABLE OF CONTENTS

SMITH & HOWARD

Certified Public Accountants and Advisers

INDEPENDENT AUDITORS' REPORT

Board of Directors
Kalos Capital, Inc.
Atlanta, Georgia

We have audited the accompanying balance sheet of Kalos Capital, Inc., at December 31, 2010, and the related statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kalos Capital, Inc. at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Smith & Howard

February 11, 2011

Suite 900, 171 17th Street, N.W., Atlanta, GA 30363
Tel 404.874.6244 Fax 404.874.1658 www.smith-howard.com

KALOS CAPITAL, INC.
BALANCE SHEET
DECEMBER 31, 2010

ASSETS

Current Assets		
Cash and cash equivalents	$	302,641
Accounts receivable		219,470
	$	522,111

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts payable	$	248,935
Stockholders' Equity		
Common stock, $1 par value, 100 shares authorized, issued and outstanding		100
Paid-in capital		50,900
Retained earnings		222,176
		273,176
	$	522,111

The accompanying notes are an integral part of these financial statements.

KALOS CAPITAL, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2010

Revenues	
Commissions and fee income	$ 4,083,092
Expenses (Note 3)	3,901,496
Net Income	$ 181,596

The accompanying notes are an integral part of these financial statements.

KALOS CAPITAL, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2010

	Common Stock $1 Par Value			
	Number of Shares	Amount	Paid-in Capital	Retained Earnings
Balance at December 31, 2009	100	$ 100	$ 50,900	$ 136,960
Net Income				181,596
Distributions	-	-	-	(96,380)
Balance at December 31, 2010	100	$ 100	$ 50,900	$ 222,176

The accompanying notes are an integral part of these financial statements.

KALOS CAPITAL, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

Cash Flows From Operating Activities	
Cash received from customers	$ 4,130,119
Cash paid to suppliers and employees	(3,879,904)
Net Cash Provided by Operating Activities	250,215
Cash Flows From Investing Activities	
Proceeds from sale of investments	3,013
Net Cash Provided by Investing Activities	3,013
Cash Flows From Financing Activities	
Distributions paid	(96,380)
Net Cash Required by Financing Activities	(96,380)
Increase in Cash and Cash Equivalents	156,848
Cash and Cash Equivalents at Beginning of Year	145,793
Cash and Cash Equivalents at End of Year	$ 302,641

Reconciliation of Net Income to Net Cash Provided by Operating Activities	
Net Income	$ 181,596
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	
Decrease in accounts receivable	47,027
Increase in accounts payable	21,592
Total adjustments	68,619
Net Cash Provided by Operating Activities	$ 250,215

The accompanying notes are an integral part of these financial statements.

KALOS CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Kalos Capital, Inc. (the Company) was formed on September 26, 1997 under another corporate name. The Company became Kalos Capital, Inc. under a state certification of name change amendment on October 30, 1997. The Company is a registered broker and dealer in securities and operates under the provisions of the Securities Exchange Act of 1934.

Cash and Cash Equivalents

The Company considers all cash and money market investments with maturities of three months or less to be cash equivalents. Cash and cash equivalents includes restricted cash of $50,000 at December 31, 2010 which is held on deposit with the Company's clearing firm.

Accounts Receivable

The Company considers current accounts receivable to be fully collectible and historically has incurred insignificant bad debt losses. Accordingly, no allowance for doubtful accounts is provided in the accompanying financial statements. If amounts become uncollectible, they will be charged to operations when that determination is made.

Income Taxes

The Company has elected to be taxed under the S corporation provision of the Internal Revenue Code. Under this provision the Company does not pay corporate income taxes on its taxable income. Instead, the stockholders are liable for individual income taxes on their respective shares of the Company's taxable income. Accordingly, the accompanying financial statements do not include a provision or liability for income taxes.

The Company annually evaluates all federal and state income tax positions. This process includes an analysis of whether these income tax positions the Company takes meet the definition of an uncertain tax position under the Income Taxes Topic of the Financial Accounting Standards Codification.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash, cash equivalents and accounts receivable. The Company places its cash with high quality credit institutions. At times, such cash balances may be in excess of federally insured limits. Management continually monitors accounts receivable balances and believes that its exposure to accounts receivable credit risk is limited. As a result of liquidity issues experienced in the global credit and capital markets, it is at least reasonably possible that changes in risks in the near term could occur which in turn could materially affect the amounts reported in the accompanying financial statements. Two customers represent 22% of accounts receivable at December 31, 2010.

Subsequent Events

Management has evaluated subsequent events through February 11, 2011, the date which the financial statements were available to be issued.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commissions' Uniform Net Capital Rule (Rule 15c3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined in the Rule, shall not exceed one thousand percent of its net capital and shall at all times have and maintain net capital of not less than $5,000.

Net capital and the related aggregate indebtedness to net capital ratio fluctuate on a daily basis; aggregate indebtedness totaled $248,935 at December 31, 2010 and the net capital was $162,205.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company shares various office expenses and salaries with a company under common ownership (Affiliate). Amounts paid to this Affiliate during 2010 for shared expenses were $1,032,150.

SUPPLEMENTARY INFORMATION

SMITH & HOWARD

Certified Public Accountants and Advisers

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

Board of Directors
Kalos Capital, Inc.
Atlanta, Georgia

Our audit was made for the purpose of forming an opinion on the basic financial statements of Kalos Capital, Inc. taken as a whole. The supplementary information presented hereinafter is presented for purposes of additional analysis and to meet specific requirements of the U. S. Securities and Exchange Commission pursuant to Section 17 of the Securities Act of 1934 and Rule 17a-5 thereunder, and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying supplementary information (schedules) have been prepared solely for filing with regulatory agencies and are not intended for any other purpose. This supplementary information (schedules) has been prepared in conformity with the accounting practices by the U. S. Securities and Exchange Commission pursuant to Section 17 of the Securities Act of 1934 and Rule 17a-5 thereunder, and is not intended to be presented in conformity with generally accepted accounting principles.

Smith + Howard

February 11, 2011

Suite 900, 171 17th Street, N.W., Atlanta, GA 30363
Tel 404.874.6244 Fax 404.874.1658 www.smith-howard.com

KALOS CAPITAL, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL AND RECONCILIATION OF UNAUDITED COMPUTATION OF NET CAPITAL TO AUDITED COMPUTATION OF NET CAPITAL
DECEMBER 31, 2010

	UNAUDITED	NET CHANGE INCREASE (DECREASE)	AUDITED
Total ownership equity from balance sheet at December 31, 2010	$ 273,176	$ -	$ 273,176
Add: liabilities subordinated to claims of general creditors	-	-	-
Add: other allowable credits: excess fidelity bond deduction	(5,000)	-	(5,000)
Total capital and allowable subordinated liabilities and credits at December 31, 2010	268,176	-	268,176
Deduct: total non-allowable assets from balance sheet at December 31, 2010	(95,803)	-	(95,803)
Net capital before haircuts on security positions at December 31, 2010	172,373	-	172,373
Haircuts on securities at December 31, 2010	(10,168)	-	(10,168)
Net capital at December 31, 2010	$ 162,205	$ -	$ 162,205

KALOS CAPITAL, INC.
SCHEDULE OF CHANGES IN LIABILITIES
SUBORDINATED TO GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2010

During the year ended December 31, 2010, there were no liabilities subordinated to general creditors.

SMITH & HOWARD
Certified Public Accountants and Advisers
171 17TH STREET, NW
SUITE 900
ATLANTA, GEORGIA 30363
404.874.6244
404.874.1658 (*fax*)
WWW.SMITH-HOWARD.COM